Exhibit 12

Exhibit 12: Computation of Ratio of Earnings to Combined Fixed Charges

	Year Ended December 31,
(in thousands)	2008(1)	2007(1)	2006(1)	2005	2004
Including Interest on Deposits
Earnings:
Income from continuing operations before income taxes	$581,619	$3,869,556	$3,672,341	$2,829,002	$2,360,064
Fixed charges	3,985,178	4,583,678	3,087,023	2,058,099	1,797,811

Earnings, for computation purposes	4,566,797	8,453,234	6,759,364	4,887,101	4,157,875

Fixed Charges:
Interest expense on deposits, senior and subordinated, and other borrowings	3,963,284	4,548,311	3,073,289	2,046,639	1,791,442
Portion of rent expense representative of interest	21,894	35,367	13,734	11,460	6,369

Total fixed charges, including interest on deposits, for computation purposes	$3,985,178	$4,583,678	$3,087,023	$2,058,099	$1,797,811
Ratio of earnings to fixed charges, including interest on deposits	1.15	1.84	2.19	2.37	2.31

Excluding Interest on Deposits
Earnings:
Income from continuing operations before income taxes	$581,619	$3,869,556	$3,672,341	$2,829,002	$2,360,064
Fixed charges	1,473,138	1,677,327	1,272,226	884,962	788,266

Earnings, for computation purposes	2,054,757	5,546,883	4,944,567	3,713,964	3,148,330

Fixed Charges:
Interest expense on deposits, senior and subordinated, and other borrowings	3,963,284	4,548,311	3,073,289	2,046,639	1,791,442
Portion of rent expense representative of interest	21,894	35,367	13,734	11,460	6,369
Interest expense on deposits	(2,512,040)	(2,906,351)	(1,814,797)	(1,173,137)	(1,009,545)

Total fixed charges, excluding interest on deposits, for computation purposes	$1,473,138	$1,677,327	$1,272,226	$884,962	$788,266
Ratio of earnings to fixed charges, excluding interest on deposits	1.39	3.31	3.89	4.20	3.99

(1)	Based on continuing operations.